UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2020

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sonnet BioTherapeutics Holdings, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

100 Overlook Center, Suite 102

Address of Principal Executive Office (Street and Number)

Princeton, New Jersey 08540

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sonnet BioTherapeutics Holdings, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “Form 10-Q”) with the Securities and Exchange Commission (“SEC”) as soon as practicable and within the five calendar day period provided by Rule 12b-25 for delayed filings. The delay is due primarily to the recent business combination and related transactions described below.

On April 1, 2020, the Company completed its merger transaction with Sonnet BioTherapeutics, Inc. (“Sonnet Sub”), pursuant to which Sonnet Sub became a wholly-owned subsidiary of the Company (the “Merger”). In addition, in connection with and prior to the Merger, on April 1, 2020, Sonnet Sub completed its acquisition of the global development rights for Atexakin Alfa (low dose formulation of Interleukin-6, IL-6, now “SON-080”) from Relief Therapeutics Holding SA (“Relief Holding”) through its acquisition of Relief Holding’s wholly-owned subsidiary, Relief Therapeutics SA (“Relief”). Further, in connection with and prior to the Merger, the Company contributed and transferred to Amergent Hospitality Group, Inc. (“Amergent”), a newly formed, wholly owned subsidiary of the Company, all of the assets and liabilities relating to the Company’s restaurant business. On April 1, 2020, the Company paid a dividend with respect to the shares of the Company common stock outstanding at the close of business on March 26, 2020 of one share of the Amergent common stock held by the Company for each outstanding share of the Company common stock. The dividend, which together with the contribution and transfer of the Company’s restaurant business described above, is referred to as the “Spin-Off.”

The Merger was treated by the Company as a reverse merger and accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). For accounting purposes, Sonnet Sub is considered to have acquired the Company.

As a result of the Merger, Spin-Off and Relief transaction occurring after March 31, 2020, the Company needs to file the financial statements of the Company prior to the Merger related to its historic restaurant business, as of March 31, 2020 in the Form 10-Q, as well as a separate Form 8-K (the “Form 8-K”) concurrently with the Form 10-Q that will contain the March 31, 2020 period end financials of Sonnet Sub and Relief, representing their historic biotechnology businesses, as well as pro forma financial statements for the transactions.

The above has caused the Company to need to dedicate significant resources, including its management’s attention, to the closing of these transactions, the post-closing transition activities and the preparation of unaudited interim reviewed financials of each of the Company, Sonnet Sub and Relief. In addition, immediately prior to the Merger, the management then serving the Company resigned and the Company appointed the officers of Sonnet Sub as the officers of the Company, and this has necessitated the coordination of the two separate management teams in the preparation of the Form 10-Q.

As a result of the foregoing, the Company cannot, without unreasonable effort or expense, file the Form 10-Q on the original due date. The Company anticipates that it will be able to file the Form 10-Q within the extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Jay Cross	(646)	787-7306
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

When filed, the Form 10-Q will reflect total revenue of $5.7 million for the three months ended March 31, 2020 compared to total revenue of $7.8 million for the same period in 2019. Also, the Form 10-Q will reflect comprehensive loss of $2.0 million for the three months ended March 31, 2020 compared to comprehensive loss of $1.8 million for the same period in 2020.

Sonnet BioTherapeutics Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2020	By:	/s/ Jay Cross
Jay Cross
		Title:	Chief Financial Officer